SCHEDULE A

TO THE ADVISORY AGREEMENT

FOR J.P. MORGAN FLEMING MUTUAL FUND GROUP, INC.

(Amended as of June 26, 2024)

Name	Advisory Fee (as a percentage of average daily net assets) (annualized)
JPMorgan Mid Cap Value Fund	0.60%[1]

[1]	Advisory fee change will be effective November 1, 2024.

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J.P. Morgan Investment Management Inc.

By:
Name:
Title:

J.P. Morgan Fleming Mutual Fund Group, Inc.

By:
Name:
Title: